UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of March 2020

Commission File Number: 001-04307

Husky Energy Inc.

(Exact name of registrant as specified in its charter)

707 – 8th Avenue S.W., Calgary, Alberta, Canada T2P 1H5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On March 22, 2020, Husky Energy Inc. issued a press release announcing a systematic and orderly suspension of major construction activities related to the West White Rose Project. The press release is attached hereto as Exhibit “A”.

This report on Form 6-K shall be deemed to be incorporated by reference into Husky Energy Inc.’s Registration Statements on Form F-10 (File No. 333-236603) and Form S-8 (File No. 333-187135) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUSKY ENERGY INC.

	BY:	/s/James D. Girgulis
JAMES D. GIRGULIS
SENIOR VICE PRESIDENT,
Date: March 23, 2020		GENERAL COUNSEL & SECRETARY

Exhibit A

Husky Energy Suspends West White Rose Project

Company takes immediate action to ensure the safety of Husky’s workforce, construction sites and communities

Husky Energy today announced that it will begin a systematic and orderly suspension of major construction activities related to the West White Rose Project.

The decision reinforces Husky’s objective to prevent the transmission of the COVID-19 virus among its employees, contractors and the community. The Company carefully assessed the risks and determined they could not be adequately mitigated for such a large construction workforce.

“We are taking the steps necessary to keep our people and our construction sites safe,” said CEO Rob Peabody. “These are the right decisions for our people, their families and the community.”

Husky is working cooperatively with its contractors to safely suspend all activities, and to demobilize and secure its construction sites.

Production from the White Rose field and its satellite extensions, located 350 kilometres off the coast of Newfoundland and Labrador, is continuing with enhanced workforce control measures introduced to ensure the ongoing safe operations on the SeaRose floating production, storage and offloading vessel.

Husky will provide a business and capital spending plan update in due course.

Investor and Media Inquiries:

Leo Villegas, Senior Manager, Investor Relations

403-513-7817

Kim Guttormson, Communication Manager,

External Communications & Issues Management

403-298-7088